Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

BofA Virtual FinTech Speaker Series: Tech Innovation in the Mortgage Process Flow Conference

March 25, 2021

Ryan Willingham: Thanks again for joining today. My name is Ryan Willingham I'm a Director of Financial Institutions investment banking group have been very pleased to welcome the founder and CEO of Doma, formerly known as States Title. Max, thanks so much for joining us here today. It's great to speak with you.

Max Simkoff: Thanks for having me Ryan happy to be here.

Ryan Willingham: Why don't we go ahead and dive into obviously a lot of exciting news recently with the rebranding. The announcement of your merger with Capitol Investment Corp, but why don't we start at the beginning, we'd love to, you know, understand a little bit better what motivated you to start state title back in 2016. What was your vision then?

Max Simkoff: Like most people experience or I'd say a set of experiences in going through a mortgage closing that were absolutely abysmal. I found myself. The common thread there was I kept finding myself sitting in the office of the title company doing these mortgage cases. For those of you who've sat in a title company office, like I did, and you might have had the same thought process that I did when it almost like I was in a funeral home—high carpet piles, mahogany desks, stacks of paper everywhere. And I went through that process multiple times, you know, first to get a purchase mortgage then to do a rate term refi several times, and it was just, I mean it was horrible. It took too long and it was also too expensive, right? I think most people see the title and settlement charges on their mortgage closing statement and at least you know scratch their head a bit. In my case, having gone through this a few times I started to ask the question, what am I really paying for? And you know what protection is it affording me and why isn't this easier? Like why can't I instantly digitally, close my mortgage? Why can’t I tap a finger on the screen to sign on my mortgage documents inside 45 seconds instead of having to do this over a period of 45 minutes or an hour? And that was basically what led me to look at the market. I would say that my founding story of this business is not the… I think, you know people, particularly in Silicon Valley, love to talk about these epiphanies that they have like they had this one experience and they just realized that they had to be starting a company. I mean, you kind of got to be a little nuts to start a title insurance business in general for any reasons, but it was going through this multiple times and looking at the market, and realizing at that point that there were basically four publicly traded companies that control over 80% of the top line gross revenue dollars that flow through the $23 billion annual revenue market. And it just seemed like a pretty obvious opportunity, right? Apply in modern day machine intelligence to remove most of the friction frustration and expense involved in closing the mortgage, and do it with a world class team, who thankfully was naive enough, like I was, to throw out all of the kind of fundamental assumptions that you'd have if you had 20 years of title experience and you were trying to solve this problem. And we created just a world class platform now that helps close mortgages instantly and digitally across pretty much every major real estate market, all over the country.

Ryan Willingham: That's great. Maybe we will put a bookmark in the competitive landscape, as well as the technology. I would love to drill in just a little bit more, and make sure we understand kind of your core products and solutions today. What is it that you offer? Who do those products serve? And how you view them as differentiated in the marketplace?

Max Simkoff: Sure. So today, our core products are—and this is all the publicly available information as part of, you know, you can find this in our investor presentation that we made public when we recently announced we’re taking the business public via a SPAC merger with Capitol V. Our core products that basically fall into three categories: Doma Title, Doma Escrow, Doma Close. Doma Title today, refers to our ability to instantly underwrite title insurance. It’s live for refinance transactions. It’s a deceptively simple but revolutionary twist on removing a huge amount of labor time and cost involved in title underwriting What it does is it replaces the traditional process of doing a title search, which typically can take three to five days duration and can be hundreds of minutes of manual labor on behalf of the title company and mortgage originator or the realtor. And what the instant underwriting algorithm does is it predicts the probability of title defect risk without actually running the title search. It takes that risk on our balance sheet. Because we're a full stack insurtech platform we own and operate a 40 state fully licensed fully capitalized insurance carrier. In so doing, we're able to eliminate, nearly all of the three to five day iteration of the traditional way of underwriting title insurance and eliminate nearly all of the hundreds of minutes of manual labor, on behalf of the title company and/or the mortgage originator. That's been, you know, a huge, huge fundamental value driver for our customers. You can see again in our investor presentation that we give examples of some of our customer response. As you can see in our investor presentation, you know instant underwriting for example for PennyMac, which is I think one of the top three largest mortgage originators in the country, allows us to instant underwrite 84% of orders that they send to us. That's a pretty fundamental value driver for them. It's technically up from zero, right, because nobody else can do this.

In the Doma Escrow offering this is where we apply some really interesting machine learning capabilities to effectively the escrow and closing process. So we applied natural language processing to automatically balance and reconcile closing statements, which is a huge area of activity and labor expense. We're applying computer vision, against the closing package, which is upwards of several hundred pages that typically title companies are manually reviewing. And our data science team has trained computer vision to do everything from recognize, “Are the signature blocks in the right places? Are the entity names correct? Is the wiring information right? Are there errors or omissions that would cause a delay in closing or to create a dissatisfied customer?”

And then in our Doma Close offering, we offer the ability to fully remotely and digitally close a mortgage so you can actually sign from the comfort of your living room. It involves what's called a remote online notarization event, which is unfortunately still the way the industry requirements work around notarized signatures. But we basically have the ability to remove most of the kind of heavy labor back office fulfillment components of closing a mortgage transaction. Our customers today, thanks to both our aggressive organic and inorganic growth as a business which would be happy to talk about, fall across the spectrum of…We have a strategic enterprise accounts channel, which is large mortgage originators banks and non-bank, some of the largest in the country, working with us.

And then in addition we have a local market, or market motion that captures both local refinance transactions, those would be coming from small regional lenders or credit unions. And of course, the local markets/motion also captures purchase title business, and last year we had purchase transactions referred to us by over 11,000 unique realtors.

Ryan Willingham: That's all super helpful. So, you talked a little bit about, about the competitive landscape. You guys have obviously grown incredibly, incredibly quickly over the last few years, but still, you know only capturing I think he just was less than 1% of the market, what's your what's your strategy to continue growing market share and your core product offerings today?

Max Simkoff: Yeah. The short answer is just to do what we've already done, which would be divided into the accelerating organic top line revenue and closed order growth through what we now proven is extremely efficient customer acquisition model, and to selectively still make acquisitions of what I would call medium scale title agencies where this makes sense. We've already been doing this. Both of these growth levers have been an important part of the company's history and DNA. When we launched, instant underwriting for refinance, as our first feature in 2018, we were only licensed as a title insurance underwriter inside of probably three or four states. We had effectively one feature for one part of the transaction for one kind of transaction and as we started to pick up organic growth with that feature for refinance transactions, we realized pretty quickly that the kind of natural structural barrier to entry in the title market is national licensure and distribution, particularly if you want to be full stack as an insurance carrier, as we did. So, in late 2018, early 2019 We acquired from Lennar, the nation's largest home builder, one of the last remaining fully nationally licensed, fully capitalized title insurance carriers, and then also an affiliate in local markets focus title agency that came with it. This is a pretty big and complex acquisition. It was a divestiture and spin out of a publicly traded company, mostly on the corporate support. We were endeavoring to integrate this business with what was then, again at the time, a very small fast-growing startup that was growing organically. And I think when you put those two things together, partially because we were so successful in integrating those two companies and turning it into one platform that you're going to see us, likely do more above our accelerating organic growth an inorganic growth. I mean, just to give you some factors here that I think are super compelling about our business and the market that we're in. And again, you can see this all in the materials that are publicly available. We have effectively proven to date, that organically we can deploy $1 of customer acquisition investment to drive between $4 and $5 of revenue in the next 12 months. And so, the business by the way last year, had an adjusted gross profit margin that was probably somewhere between 48 and 49%, and again from our Pro Forma based on our superior unit economic advantage, we're on track to get that to be more like an adjusted gross profit margin in the high 60s by the end of 2023. And so, I’ve been talking with a lot of investors recently and wanted to point out that if “Look, if I told you that our business—which by the way did effectively zero revenue three years ago, right, our first go to market, revenue year was 2018 and we probably did a couple $100,000. If I told you that our business had gone from a business that was a couple hundred thousand dollars in revenue in 2018 to over $400 million dollars in GAAP revenue last year. Or would we pay attention to $190 million in retained premium fees, which is effectively our net pay from every transaction. And we did it through a combination of accelerated organic and inorganic growth, and we're getting better at it. And when you look at our self-funded pro-forma, not reflecting any of the SPAC proceeds that we’re raising in this transaction that we just announced, that you can see we never spend in self-funded pro-forma more than 25% of retained premium and fees on customer acquisition, as our gross margins are expanding and we’re in a $23 billion market. By the way, notice I said nothing just now that I said nothing about the industry that we're in, right, I just described, those numbers. People’s jaws dropped like they like they're falling out of the chair for like the sounds like the best enterprise software business that we've never heard of. And the beauty of what we're doing here is we also happen to be doing it in a market that has seen almost zero innovation for the last 150 years where we have a distinct first mover advantage, we spent over $65 million just in R&D alone to develop a permanent competitive lead here. And when you look at that and you look at the way that we're planning on deploying additional capital to accelerate those growth levers, I think you can see that we've got plenty of room to run here, and we're building a true kind of category killer.

Ryan Willingham: Yeah, so we've talked about some of the incumbent players in the title space, the big national players, but we've also seen a number of different players trying to attack the he title industry and/ or other portions of the mortgage ecosystem by leveraging their technology, leveraging their customer base and kind of their core product offering. How do you how do you see that competitive landscape evolving and how you guys are positioned for that?

Max Simkoff: The most obvious direct competitors of us are these incumbents. And I would say that what really, what we've competed with to date there has been inertia. A lot of that is the space that we're in. In the mortgage market I think it's probably no surprise, and certainly you've heard a lot of this in some of the previous speakers on this webinar. It’s so much easier to do nothing than it is to do something unique.

Historically, I think a lot has changed in the last 12 months and part of that has been COVID-related, which has driven everybody to have to find ways of operating more efficiently, more remotely, more digitally. I think oftentimes that what you see across our direct competitors is, I see this a feature and not a bug. The amount of inertia in those businesses is preventing them from doing things that are unique and innovative. I think works to our advantage. And I think if you talk to any of our customers, they’d probably tell you the same thing. As it relates to the more up and coming platform players that are now starting in this space and some of them were talking about earlier on this call, I would just say it certainly seems like they're waking up to what we figured out five years ago. Arguably the most exciting, most strategic part of the entire mortgage ecosystem right now is title and closing. And that sounds like, obviously a very self-serving thing to say, but it's true. It's $23 billion annual revenue market that sits at this incredibly strategic part of the end-to-end set of what we call homeownership experiences. The title company is effectively a clearinghouse for the mortgage. They don’t need us to underwrite the underwrite title insurance-- If you're at scale, you're also doing everything from setting up the escrow, funding the money, doing all the disbursements, paying the realtors commission check, paying the recording fees, printing the loan documents, getting the signatures…you are the last key experience where all these parties are interacting to do a mortgage closing. Being able to do that digitally means that you have a unique position to extend out into adjacent markets, let alone the current market that we're in. I think it's also no secret that you look at some of these digital platforms, you look at point of sale for example, a bottoms up aggregated analysis is probably less than a billion dollars right now. If you can do your own math on how their pricing works, so I'm not surprised that as some of those companies get to a saturation point in their TAM, they look at what the most attractive component of the transaction is, and their eyes tend to gravitate towards the part that is oftentimes the second highest cost on your closing settlement statement and the first highest cost is the mortgage itself.

Ryan Willingham: You basically have a ton of runway in your core business position, your core products that you walk us through earlier, but you’ve also talked about the near-term adjacencies, product expansion opportunities, how do you balance where you go next? How do you balance attacking the opportunity in front of you today versus some of those adjacencies?

Max Simkoff: Our first priority, and just to reiterate, we’re at less than 1%. We're getting escaped velocity with strategic enterprise accounts, we're starting to really see our market motion move in our local markets channel. And so, I think, you know we are super excited, especially on the back of the transaction to be deploying proceeds into accelerating our core market.

In terms of adjacencies there's really two obvious ones that sit on either side of us that, again, we've spoken at length to in our investor presentation and I'll just go through them here now. The first is the $8 billion appraisal market. And the second is the $3 billion market appraisal. Appraisal is basically a perfect analog for what title was when we approached that market four or five years. It's a contingent risk in the mortgage closing. It is today, made less of a contingent risk by a process of a bunch of manual labor…taking photos of the house, licensed appraiser going to the property, looking at market comps, and filing a report. That report reminds me a lot of the upwards of 30-page report the title company puts together called the title commitment which is what we made instantly digital through instant underwriting capability. I just look at that market and I say, in a world where we're still getting crushed by volume, as an industry…if you like you look at origination volumes last year and this year I mean it's just a massive increase over the previous several years, and the population of licensed appraisers is getting smaller not larger. Something’s got to give there. In a world where we can use high fidelity satellite imagery to tell you the quality of construction in your roof, for example, let alone pulling construction permit information to understand where certain work was done and the enhancement attracted from the value of the home, let alone from the fact that every single person is now walking around with a supercomputer in their pocket which increasingly has not only a high-definition camera but in the case of the new iPhone, its own LIDAR capabilities that can do its own scanning of the digital footprint of a house and the interior are better than most appraisers. I just have a hard time believing that five years from now, we're not going to see a massive movement towards an instant digital solution for valuation that eliminates most of the friction, frustration, and expense and that contingent part of the mortgage closing, and that's something that we are keenly focused on putting more investment into and really seeing if we can help deliver a better solution.

On the home warranty side, it’s going to be even more basic. It's funny, while I was waiting to get on here, I just did a Google search for Home Warranty. Super simple analysis. Go to Google and type in the term ‘home warranty’ and what you will get on the right side in organic search results and on the right side, you're going to get placement of one of the most leading home warranty providers, I'm not going to embarrass anyone. I want to point out that it is a title company because title companies owned more than 50% of the $3 billion home warranty market. The first thing your eyes gravitate towards there is that this company has just under 1400 reviews on Google, with an average rating of two out of five stars. The quotes… I'm just going to read these out to you. It’s painful, but I think it's important. This quote is in in all caps: “I wasted hours on phone, paid the service fee and due to a company error, got no service. No service, not bad service, no service. Yes, I called back and I placed my service call on…. and received absolutely no contact from them. Here’s the next one: “The technician did not run the dishwasher to see if the part would work.” This is what the $3 million home warranty market is. Here’s the problem, as we see it: Title companies kind of dominate the space because it's an easy add on when you have a captive customer. When you've got somebody who's about to close their home purchase, and they're wrapped with attention and so when you tell them, “We can add on this additional thing that you paid X number of $100 per year for and it's going to protect your appliances, it’s going to protect your HVAC, it’s going to protect your roof, and it’s going to be really great.” Most people will buy it. You have a captive customer and you’re pitching something valuable to them. The problem is when they experience it, it’s a horrible customer experience. Nothing is instant and digital. Nothing, you can't even get someone on the phone to validate they're going to send a technician your house. We live in a world where you can go on Yelp and you can set up an appointment with a technician by yourself, not in the home warranty interaction, and that person will be at your house, inside of 30 minutes to provide five-star service. There is clearly a disconnect there. This is part of our vision as a business, I think it's important that our investor audience understands this, they look at Doma, and they see that we're dominating the $23 billion US title and escrow market. That's correct—we are. What they don’t see and what I see five years in the future is I see us being one of the core horizontal platforms for enabling the most important homeownership experiences to be instant and digital and in a continuous chain of interactions. some of those will be spaces that we think we can fit into ourselves, either organically or inorganically, and some of them will be partnerships that we strike with other strategic partners who are trying to do the same thing that we are upstream or downstream in other digital mortgage experiences. I can see the future, right, I could see what this looks like, because the present is so bad in terms of the experience with these things that are adjacencies to what we've already done.

Ryan Willingham: I think we've got about, about five minutes left. I wanted to quickly recap the financial trajectory. I know you hit on some of some of these metrics earlier, but what, does the trajectory look like over the last couple years? And what will you see kind of the state of the log, the go forward plan, and what do you think you could do with the additional capital in this SPAC transaction?

Max Simkoff: Sure, so the last couple of years…I should probably know what the CAGR is from ‘18 to ’20, I don't know what's multiple 1,000%. Again, we went from, you know relative obscurity and zero revenue to last year again, the metric that we pay most attention to is retained premium and fees. It's effectively our net take on every transaction. Our GAAP revenue is considerably higher than that; the difference between GAAP and retained premium and fees really relates to a portion of our business where we lend our balance sheet to independent title agents, and also underwrite a significant number of homebuilt transactions for Lennar, who is also our largest single shareholder and again all of this stuff is disclosed in our Form S-4, which we made public last week.

In terms of the company's growth trajectory, I think this is unique to us as a business, especially in the stock landscape. Our pro-forma for the business that we've shared publicly is a self-funded pro-forma. It does not actually reflect the benefits of the SPAC proceeds that we'll be raising in this transaction, which we expect net proceeds, between the buyer and cash and trustee, probably right around $500 million. This includes a $300 million fully committed pipe from the likes of BlackRock, Hedosophia, Fidelity Management, Gores Group, Lennar, who already was our largest investor and also invested in the PIPE. I think that's a very telling sign for how committed they are as a partner and how long they are in our business. Our self-funded plan has us going from $190 million in retained premium and fees last year to just under $500 million of retained premium and fees. If you think of what the proceeds from this transaction do, I think it's fairly obvious that they will be utilized to deliver outside to those projections. We give an illustrative view that I think is fairly conservative in our investor presentation where we flow through a chunk of proceeds from 2023. So basically say we don't invest anything in the business, between now and 2023, which is not a reasonable assumption given the we’ve followed this transaction inside of the next eight months. And if you float through proceeds from 2023 to 2025, using our, I would say conservative discount to our already observed customer acquisition investment and returns, making some fairly conservative assumptions around where we would selectively do inorganic growth, buying more intermediate skill title agencies, there are effectively multiple paths where the business can get to a billion and a half dollars in retained premium and fees. We also like to point out that one of the things that's unique about our business is that we have good gross margins going to great, which means that we are building the business that we believe is going to be superior from a profitability perspective. I know that's not the sexiest thing to talk about in the world of SPACs, you know for companies with no business model, but we believe that we're building for a structural margin advantage that gets us a long term EBITDA profile of roughly 35%. We see multiple ways to be deploying proceeds, to deliver upside to our plan to get to long term, even a profile of 35% on billions of dollars of revenue as we get to double digit capture of our core market, not seeing anything about these adjacent markets. This is why I believe that we are building, over the next decade, a business that has a profile that can be horizontal across multiple ownership experiences, and it’s a long-term compounding return for investors who we are super thankful to and are supporting this transaction. So I think that is probably good view on what we see as potential in the pro-forma we've already shared.

Ryan Willingham: Thanks, that’s really helpful. So want to take at least one question from, from the audience here I think this is a pretty simple one and I don't know the answer. Why the name change to Doma? What is that name mean to you? How do you view that brand going forward?

Max Simkoff: So, the name States Title. I wish it had a great story behind it, it doesn't. I when I founded the company. I knew that we needed some legit event so I typed in a bunch of random names to GoDaddy, that I thought sound legitimate and when States Title came up with a $14.95 annual fee, that was the name of the company. The name change to Doma now reflects our now broader aspirational vision to be extended into other homeownership experiences and delivering more of an end to end, instant, digital experience across them. The Latin root for roof our house is the root of words like domestic or dominion, for example. It's four letters, it's easy to spell, and the domain name was available. It was certainly not cheap, but it really felt to me like the best brand for the company, given the aspiration and the vision that we're now executing.

Ryan Willingham: Well, I think we're at the top of the hour here. So, Max, before we wrap up anything else that we haven't covered that you want to share with this group?

Max Simkoff: It's been great talking with you and I enjoyed the time I'm so happy to be here.

Ryan Willingham: Thanks so much for taking the time.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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